PETROBANK
ENERGY AND RESOURCES LTD.

March 19, 2007

07022376

SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH. D.C.
SECTION

082-34812

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

dlw 4/9

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROBANK ANNOUNCES INCREASE IN BITUMEN-IN-PLACE AND BOUGHT DEAL FINANCING

Calgary, Alberta – March 19, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank") is pleased to announce an additional increase in the McDaniel and Associates Consultants Ltd. estimated gross discovered resources of bitumen-in-place on our oil sands leases to 2.6 billion barrels. This represents a 400 million barrel increase over the preliminary estimate announced on March 13, 2007 and a 1.0 billion barrel increase from the 1.6 billion barrels announced in May 2006. This increase does not change the reserves and contingent resource estimates, summarized below, but does indicate the significant potential to add additional recoverable volumes through exploitation using the THAI™ process.

Petrobank is also pleased to announce that it has entered into an agreement with a syndicate of investment dealers, led by Haywood Securities Inc. and including TD Securities Inc., FirstEnergy Capital Corp., and Fraser MacKenzie Ltd. (collectively, the "Underwriters") pursuant to which the Underwriters have agreed to purchase for resale to the public, on a bought deal basis, an aggregate of 4,000,000 common shares (the "Common Shares") of Petrobank at a price of $21.00 per Common Share resulting in gross proceeds of $84.0 million (the "Offering"). Petrobank will use the proceeds of the Offering initially for the repayment of debt and for general corporate purposes.

The Offering is subject to certain conditions including standard regulatory approvals. The Common Shares will be offered in all the provinces of Canada, other than Quebec, by way of a short form prospectus. Closing is anticipated to occur on or about April 5, 2007.

SUMMARY OF CORPORATE RESERVES/RESOURCES AND NPVs BY BUSINESS UNIT

Working Interest Reserves, Forecast Prices

	Canada[1] (mboe)	Latin America[1] (mbbls)	Heavy Oil[2] (mbbls)	Total Company[3] (mboe)
Developed Producing	3,050	3,947	-	6,236
Total Proved	6,675	13,563	-	17,624
Proved + Probable	9,148	24,531	25,290	50,195
Proved + Probable + Possible (3P)	12,726	33,906	70,323	99,170
Best Estimate Contingent Resources [4]	-	-	574,060	482,210
3P + Best Estimate Contingent Resources	12,726	33,906	644,383	581,380

Net Present Values, Before Tax - Working Interest Reserves, Forecast Prices (Cdn.$ millions)

	Canada[1]	Latin America[1]	Heavy Oil[2]	Total Company[3]
Developed Producing	81.0	155.8	-	206.8
Total Proved	110.4	368.7	-	408.1
Proved + Probable	150.2	608.1	(24.7)	620.4
Proved + Probable + Possible (3P)	193.9	789.7	176.1	979.3
3P + Best Estimate Contingent Resources	193.9	789.7	1,008.0	1,678.1

(1) NPV 10%, Latin America includes 100% of Petrominerales' reserves in Colombia, NPVs converted at US$1 = Cdn.$1.1653, no reserves have been booked on the Company's exploration blocks.

(2) Represents 100% of WHITESANDS Insitu Ltd.'s reserves and best estimate contingent oil sands resource as at March 1, 2007 based on SAGD technology, NPV 8%, forecast bitumen dilbit netback price case.

(3) Total Company includes Canadian Business Unit reserves at December 31, 2006, Petrobank's 80.73% share of the Latin American Business Unit's reserves as December 31, 2006, and the Company's 84% share of WHITESANDS Insitu Ltd. reserves as at March 1, 2007 representing the Heavy Oil Business Unit.

(4) Contingent resources, as evaluated by McDaniel, are those quantities of bitumen estimated to be potentially recoverable using SAGD technology from known accumulations but are classified as a resource rather than a reserve primarily due to the absence of regulatory approvals, detailed design estimates and near term development plans and are in addition to 3P reserves. Best estimate (P50) means most likely.

The full reserve disclosure tables, as required under National Instrument 51-101, will be contained in Petrobank's 2006 Annual Information Form, which will be filed on SEDAR on or before March 31, 2007.

To date, the Heavy Oil Business Unit's reserves are still based on SAGD technology as it is the presently recognized technology used to define in-situ oil sands reserves and resources. This does not reflect the technical merits of the THAI™ process; it is simply the only way for the Company to presently recognize a portion of our reserve and contingent resource potential on the WHITESANDS leases using industry accepted norms. Once McDaniel's can independently certify reserves and contingent resources associated with the THAI™ process, this SAGD-based analysis will be phased out. Given the estimated gross discovered resources of bitumen-in-place on our oil sands leases of 2.6 billion barrels and the improved recoveries expected from using our THAI™ process, we expect this to result in a significant increase in recoverable bitumen.

The discovered resources of bitumen-in-place represents 100% share of WHITESANDS Insitu Ltd's Whitesands Lease, with Petrobank Energy and Resources owning 84% of WHITESANDS Insitu Ltd. The Canadian Oil and Gas Evaluation Handbook (COGEH) defines discovered resources as those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources are divided into recoverable and unrecoverable categories, with the estimated future recoverable portion classified as reserves and contingent resources.

THAI™ has many potential benefits over SAGD including expected higher resource recovery (70%-80% versus 30%-50% for SAGD), lower production and capital costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam–based recovery processes. The continued field demonstration of THAI™ is expected to have an enormous impact of on resource recovery and estimates of reserve and contingent resource volumes.

With the completion of our additional resource delineation we are moving forward with plans that include: plant de-bottlenecking to enable the wells to produce at higher capabilities and at higher on-stream factors; an expansion of the current facilities to accommodate up to three new wells incorporating the CAPRI™ technology; further resource delineation; and the regulatory application, design and construction of an additional 10,000 barrel per day project. The cost to complete these plans is estimated to be up to $200 million.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta along with light oil resource plays in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Natural gas volumes have been converted to barrels of oil equivalent ("boe") so that six thousand cubic feet ("mcf") of natural gas equals one barrel based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Boes may be misleading, particularly if used in isolation.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects and technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous

known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

END